EXHIBIT 99.1

Cronos Group Enters Agreement to Acquire State-of-the-Art Fermentation and Manufacturing Facility

Facility Advances Partnership with Ginkgo Bioworks;
Will Enable Production of Cultured Cannabinoids at Commercial Scale

TORONTO, July 11, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) today announced that it has entered into an agreement to acquire an 84,000 square foot GMP compliant fermentation and manufacturing facility in Winnipeg, Canada from Apotex Fermentation Inc. (“AFI”). The state-of-the-art facility, which will operate as “Cronos Fermentation”, includes fully equipped laboratories covering microbiology, organic and analytical chemistry, quality control and method development as well as two large scale microbial fermentation production areas with combined production capacity of 102,000L, three downstream processing plants, and bulk product and packaging capabilities.

As previously announced, Cronos Group has entered into a partnership with Ginkgo Bioworks, Inc. (“Ginkgo”) to produce cultured cannabinoids. Research and development under this partnership is progressing, and as associated milestones are hit, this new facility is expected to provide Cronos Group with the ability to produce cultured cannabinoids at commercial scale with high-quality and high-purity.

“This acquisition will provide the fermentation and manufacturing capabilities we need to capitalize on the work underway with Ginkgo once the milestones under that partnership are achieved,” said Mike Gorenstein, CEO of Cronos Group. “Together with Ginkgo, we are bringing innovation and the power of biological manufacturing to the cannabis industry, aiming to allow for cannabinoid production at large scale and with greater efficiency than is currently possible with traditional cultivation and extraction. We continue to be very excited about the opportunities ahead.”

The acquisition is expected to close in the third quarter of 2019, subject to customary closing conditions. AFI is currently overseeing a wind-down of the facility, which is expected to continue through Fall 2019.  During this time, Cronos Group will also begin aligning specifications for the equipment and manufacturing required for the production and downstream processing of cannabinoids. To support this work, Cronos Group expects a team of engineers, scientists, production and quality assurance personnel currently working at the facility to join Cronos Group.

Commercial production at the facility is subject to completion of the equipment alignment for cannabinoid based production, the receipt of the appropriate licenses from Health Canada for the production of cultured cannabinoids under the Cannabis Act (Canada) and the achievement of milestones under the Ginkgo partnership.

The Company intends to use existing cash on hand to fund the acquisition, which is not expected to be material to Cronos Group’s cash position.

About Cronos Group Inc.

Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands, COVE™ and Spinach™. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com.

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “plan”, “anticipate”, “intend”, “potential”, “estimate”, “believe” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release include: the completion of the acquisition and timing thereof; the anticipated benefits of the acquisition and the Company’s partnership with Ginkgo, including the ability to produce cultured cannabinoids at a commercial scale and, if produced, the quality and purity thereof and efficiency of such production; the Company’s intentions with respect to the facility following closing of the acquisition, including its ability to conduct commercial production of cannabinoids at the facility and the timing thereof; the receipt of required licenses; the Company’s ability to retain employees currently employed at the facility; and the Company’s intention to build an international iconic brand portfolio; and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to the Company can be found in the Company’s current Management’s Discussion and Analysis and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

Investor Relations Contact:
Anna Shlimak
Tel: (416) 504-0004
investor.relations@thecronosgroup.com

Media Contact:
Barrett Golden, Adam Pollack or Mahmoud Siddig
Joele Frank, Wilkinson Brimmer Katcher
Tel: (212) 355-4449